Exhibit 99.2

CYREN Ltd.

Annual Meeting of Shareholders – December 22, 2016

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE “FOR” ALL OF THE PROPOSALS. EXCEPT AS MENTIONED OTHERWISE IN THE PROXY STATEMENT AND BELOW ON THIS PROXY, IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.
Please mark your vote as in this example ☒
PROPOSAL NO. 1: TO RE-ELECT FIVE CONTINUING DIRECTORS, INCLUDING THE CHAIRMAN OF THE BOARD AND CEO, TO SERVE FOR THE ENSUING YEAR OR UNTIL THEIR SUCCESSORS ARE ELECTED;		FOR	AGAINST	ABSTAIN
		☐	☐	☐

PROPOSAL NO. 2: TO ELECT MR. JOHN BECKER AS ONE OF THE OUTSIDE DIRECTORS OF THE COMPANY FOR AN INITIAL THREE YEAR TERM, COMMENCING ON APRIL 1, 2017 AND TO APPROVE HIS REMUNERATION AS AN OUTSIDE DIRECTOR OF THE COMPANY;

		FOR	AGAINST	ABSTAIN
		☐	☐	☐
Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 2? (Please note: if you do not mark either YES or NO your shares will not be voted on Proposal 2)		YES ☐	NO ☐
PROPOSAL NO. 3: TO APPROVE THE COMPANY'S 2016 NON-EMPLOYEE DIRECTOR EQUITY INCENTIVE PLAN AND RESPECTIVE ISRAELI APPENDIX AND THE 2016 EQUITY INCENTIVE PLAN AND RESPECTIVE ISRAELI APPENDIX AND THE NUMBER OF ORDINARY SHARES RESERVED FOR ISSUANCE UNDER EACH SUCH PLANS;		FOR	AGAINST	ABSTAIN
		☐	☐	☐

PROPOSAL NO. 4: TO APPROVE AN INCREASE IN THE NUMBER OF THE COMPANY’S AUTHORIZED ORDINARY SHARES AND AUTHORIZED SHARE CAPITAL, AND TO AMEND THE ARTICLES OF ASSOCIATION OF THE COMPANY TO REFLECT SUCH INCREASE; AND

		FOR	AGAINST	ABSTAIN
		☐	☐	☐

PROPOSAL NO. 5: TO RE-APPOINT KOST, FORER, GABBAY & KASIERER (A MEMBER FIRM OF ERNST & YOUNG GLOBAL) AS THE COMPANY’S INDEPENDENT PUBLIC ACCOUNTANTS FOR THE 2016 AUDIT SERVICES AND 2017 LIMITED PROCEDURES AND TO APPROVE ITS COMPENSATION.

		FOR	AGAINST	ABSTAIN
		☐	☐	☐

The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

____________________	________________		_______________________
(NAME OF SHAREHOLDER)	(SIGNATURE OF SHAREHOLDER)		(DATE)

Each shareholder voting at the meeting or prior thereto by means of this accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with Proposal 2 as a condition for his or her vote to be counted with respect to Proposal 2. If any shareholder casting a vote in connection thereto does not notify us if he, she or it has a Personal Interest with respect to Proposal 2 his, her or its vote with respect to such Proposal will be counted as having a Personal Interest.

For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

CYREN LTD.

Annual General Meeting of Shareholders to be held on December 22, 2016

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Cyren Ltd. (the “Company”) hereby appoints each of Eric Spindel and Michael Myshrall, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company, to be held on December 22, 2016 at the corporate offices of the Company’s subsidiary CYREN Inc., located at 1430 Spring Hill Road, Suite 330, McLean, VA 22102, at 11:00 a.m. Eastern Time, and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)